UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROLONG INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

743409-10-4

(CUSIP Number)

Marshall S. Geller

St. Cloud Capital Partners, LP

10866 Wilshire Boulevard, Suite 1450

Los Angeles, California 90024

(310) 475-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

W. Alex Voxman

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, California 90071

(213) 485-1234

November 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

(Continued on the following page)

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. 206013104	Page 2 of 12

1	NAME OF REPORTING PERSON St. Cloud Capital Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,885,492 shares* 8 SHARED VOTING POWER 4,885,492 shares* 9 SOLE DISPOSITIVE POWER 4,885,492 shares* 10 SHARED DISPOSITIVE POWER 4,885,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,492 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1% (based on 29,789,598 shares of Prolong International Corporation’s Common Stock outstanding as of November 13, 2003 as reported in the Company’s Form 10-Q filed November 13, 2003).

14	TYPE OF REPORTING PERSON IV, PN

*See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 3 of 12

1	NAME OF REPORTING PERSON SCGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 4,885,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 4,885,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,492 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1% (based on 29,789,598 shares of Prolong International Corporation’s Common Stock outstanding as of November 13, 2003 as reported in the Company’s Form 10-Q filed November 13, 2003).

14	TYPE OF REPORTING PERSON OO

*See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 4 of 12

1	NAME OF REPORTING PERSON St. Cloud Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 4,885,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 4,885,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,492 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1% (based on 29,789,598 shares of Prolong International Corporation’s Common Stock outstanding as of November 13, 2003 as reported in the Company’s Form 10-Q filed November 13, 2003).

14	TYPE OF REPORTING PERSON OO

*See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 5 of 12

1	NAME OF REPORTING PERSON Marshall S. Geller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 4,885,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 4,885,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,492 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1% (based on 29,789,598 shares of Prolong International Corporation’s Common Stock outstanding as of November 13, 2003 as reported in the Company’s Form 10-Q filed November 13, 2003).

14	TYPE OF REPORTING PERSON IN

*See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 6 of 12

1	NAME OF REPORTING PERSON Cary Fitchey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 4,885,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 4,885,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,492 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1% (based on 29,789,598 shares of Prolong International Corporation’s Common Stock outstanding as of November 13, 2003 as reported in the Company’s Form 10-Q filed November 13, 2003).

14	TYPE OF REPORTING PERSON IN

*See response to Item 5(a).

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D, dated December 4, 2003 (“Schedule 13D”), relates to the common stock, $0.001 par value per share (the “Common Stock”), of Prolong International Corporation, a Nevada corporation (the “Company”), with its principal executive offices located at 6 Thomas, Irvine, California 92618. The Company’s Common Stock is listed on the American Stock Exchange.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by St. Cloud Capital Partners, LP, a Delaware limited partnership (“St. Cloud Partners”), SCGP, LLC, a Delaware limited liability company (“SCGP”), St. Cloud Capital, LLC, a California limited liability company (“St. Cloud Capital”), Marshall S. Geller, an individual (“Mr. Geller”), and Cary Fitchey, an individual (“Mr. Fitchey”, and collectively with St. Cloud Partners, SCGP, St. Cloud Capital and Mr. Geller, the “Reporting Persons.”)

(b) The address of the principal business of each of St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller and Mr. Fitchey is 10866 Wilshire Boulevard, Suite 1450, Los Angeles, California 90024.

(c) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller and Mr. Fitchey are venture capitalists.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Geller and Mr. Fitchey are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 24, 2003, St. Cloud Partners, entered into that certain Securities Purchase Agreement (the “Purchase Agreement”), by and among the Company, St. Cloud Partners, Prolong Super Lubricants, Inc., a Nevada corporation (“Prolong Sub”), Prolong International Holdings Ltd., a Cayman Islands company (“Cayman Sub I”), Prolong International Ltd., a Cayman Islands company (“Cayman Sub II”, and collectively with the Company, Prolong Sub and Cayman Sub I, the “Credit Parties”), Bedford Oak Capital, L.P., a Delaware limited partnership (“Bedford I”), Bedford Oak Offshore, Ltd., a Cayman Islands company (“Bedford II”), and Aspen Ventures LLC, a New York limited liability company (“Aspen”, and collectively with St. Cloud Partners, Bedford I, and Bedford II, the “Purchasers”), pursuant to which, among other things, St. Cloud Partners purchased (i) a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $2,050,000 (the “Note”) and (ii) a Common Stock Purchase Warrant to purchase 4,885,492 shares of Common Stock of the Company (the “Warrant”) for an aggregate purchase price of $293,129.52. The Purchase Agreement, the Note and the Warrant are attached hereto as Exhibits 10.1, 10.5 and 10.6, respectively, and incorporated by reference herein. The funds were obtained from working capital of St. Cloud Partners and borrowings of St. Cloud Partners from the United States Small Business Administration.

ITEM 4. PURPOSE OF TRANSACTION.

St. Cloud Partners acquired the Note and Warrant for investment purposes. Its investment is subject to the terms of the Purchase Agreement, the Investors’ Rights Agreement, dated as of November 24, 2003, by and among the Company, St. Cloud Partners, Bedford I, Bedford II, Aspen and the other individuals identified therein (the “Investors’ Rights Agreement”), the Pledge and Security Agreement, dated as of November 24, 2003, by and among the Company, Prolong Sub and St. Cloud Partners, individually and as agent for the benefit of the Purchasers (the “Pledge and Security Agreement”), the Parent Guaranty, dated as of November 24, 2003, executed by the Company in favor of St. Cloud Partners, individually and as agent for the benefit of the Purchasers (the “Guaranty”), which are attached hereto as Exhibits 10.2, 10.3 and 10.4, respectively, and incorporated herein by reference.

Under the terms of the Note, interest accrues on the principal balance of $2,050,000 at the rate of: (i) 8% per annum from November 24, 2003 until June 30, 2004, and (ii) 14% per annum thereafter until the Note is fully paid. The maturity date under the Note is November 24, 2008 (or earlier, if the Note is accelerated as provided for in the Note). Subject to the limitations contained in the Note, until the Note is repaid, Prolong Sub may be obligated to make certain prepayments under the Note, including in the event of a change in control, or if, after December 31, 2004, its EBITDA exceeds certain levels specified in the Note. In addition, Prolong Sub may be obligated to make certain royalty payments to St. Cloud Partners based on a percentage of incremental net revenues of the Company and its subsidiaries pursuant to the terms of the Purchase Agreement.

Events of default which would cause the Note to accelerate, causing the principal and interest on the Note to become immediately due and payable, include, among other things: (i) the failure to make a payment for a period of five business days from when such payment is due; (ii) the breach of any covenant in the Purchase Agreement or any other Loan Document (as such term is defined in the Purchase Agreement) that is not cured within thirty days; (iii) the making or filing of certain money judgments in excess of $100,000 against any Credit Party; (iv) the suspension of the usual business activities of the Credit Parties or the winding up or liquidation of Prolong Sub’s business; (v) St. Cloud Partners ceasing to have a valid and perfected security interested in the collateral described in the Pledge and Security Agreement; and (vi) the termination of employment of Elton Alderman for any reason, provided that if such termination is a result of his death or disability and Prolong hires a replacement reasonably acceptable to St. Cloud Partners within six months, then such termination shall not be deemed an event of default under the Note. The Note is attached hereto as Exhibit 10.5 and incorporated by reference herein.

The Warrant is exercisable for 4,885,492 shares of Common Stock of the Company, for an exercise price of $0.06 per share, on or after November 24, 2003 and prior to November 24, 2013. Upon the occurrence of an event of default under the Note that involves in excess of $25,000 or that may result in losses or damages to the Company or St. Cloud in excess of $25,000 and is not cured or waived by St. Cloud Partners within thirty days, the Warrant will automatically become exercisable to purchase additional shares of Common Stock (the “Additional Warrant Shares”), equal to ten percent of the total number of shares of Common Stock outstanding as of the date of such event of default on a fully diluted basis assuming exercise of the Warrant and any options, warrants or convertible securities outstanding as of such date and including in such calculation all Additional Warrant Shares into which the Warrant becomes exercisable. The exercise price of the Additional Warrant Shares shall equal the greater of (i) the Fair Market Value (as defined in the Warrant) of the Common Stock (or other securities underlying the Warrant at such time) as of the date of the event of default, (ii) the book value per share of the Common Stock as of the date of the event of default, or (iii) the Additional Warrant Share Price (calculated in accordance with a formula contained in the Warrant). The Warrant is attached hereto as Exhibit 10.6 and incorporated by reference herein.

Pursuant to the terms of the Investors’ Rights Agreement, St. Cloud Partners has the right, but not the obligation, to designate two members to the board of directors of each of the Company and Prolong Sub (each, a “Board”). St. Cloud

Partners’ initial designees are Mr. Geller and Robert Lautz, who shall begin to serve on the Boards effective on the date the Company obtains a directors and officers insurance policy covering the directors and officers of each of the Company and Prolong Sub, in an amount equal to or in excess of $2,500,000 or such earlier date that St. Cloud Partners may specify to the Company in writing. If at any time, a Board does not for any reason include two directors designated by St. Cloud Partners, then the Company will, at the request of St. Cloud Partners, use its best efforts to cause one or two designees of St. Cloud Partners, each of whom shall be reasonably acceptable to the applicable Board, to be nominated to serve as a member of such Board. At the election of St. Cloud Partners, St. Cloud Partners may designate observers in lieu of designating nominees to the Boards, who will have the right to attend all meetings of each of the Boards and all committees thereof. In addition, under the Investors’ Rights Agreement, each of Elton Alderman, Thomas Billstein and Nico Rosier (collectively, the “Executives”) agreed to vote all shares of capital stock of the Company held by them or their affiliates to elect the directors designated by St. Cloud Capital Partners to the Company’s board.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to exercise all or a portion of the Warrant and/or increase or decrease the size of their investment in the Company.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)(1) Pursuant to the Purchase Agreement, St. Cloud Partners acquired the Warrant to purchase 4,885,492 shares of Common Stock for an exercise price of $0.06 per share. Assuming exercise of the Warrant, following the issuance of such shares, based on 29,789,598 shares of Common Stock outstanding on November 13, 2003 (and excluding outstanding options and warrants), such shares constitute approximately 14.1% of the Common Stock.

Pursuant to the Investors’ Rights Agreement described in Item 4 above and Item 6 below, the Executives are required, in specific circumstances, to vote all of the shares of Common Stock beneficially held by them and their affiliates in favor of the designees of St. Cloud Partners for election to the Company’s board. Accordingly, St. Cloud Partners may be deemed to share voting power over the shares of Common Stock owned by the Executives. The Executives own an aggregate of 5,425,900 shares of Common Stock (which includes (A) 3,896,600 shares of Common Stock beneficially owned by Elton Alderman, (B) 1,504,300 shares of Common Stock beneficially owned by Thomas Billstein, and (C) 25,000 shares of Common Stock beneficially owned by Nico Rosier) according to the Company’s Definitive Proxy Statement filed on October 9, 2003, which represents approximately 18.2% of the Company’s outstanding Common Stock based on 29,789,598 shares of Common Stock outstanding on November 13, 2003 (and excluding outstanding options and warrants). Assuming exercise of the Warrant as described above, following the issuance of such shares, such shares combined with the shares beneficially owned by the Executives would number 10,311,392, which would then constitute approximately 29.7% of the Common Stock. St. Cloud Partners expressly disclaims any admission that it has beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except the 4,885,492 shares of Common Stock with respect to which it possesses sole dispositive power.

(a)(2) SCGP is a general partner of St. Cloud Partners and may be deemed to beneficially own the 4,885,492 shares of Common Stock owned by St. Cloud Partners.

Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that SCGP is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(3) St. Cloud Capital provides management services to St. Cloud Partners and advice to SCGP and may be deemed to beneficially own the 4,885,492 shares of Common Stock owned by St. Cloud Partners and/or SCGP. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that St. Cloud Capital is the beneficial owner of the securities described in Item 5(a)(1) or Item 5(a)(2) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(4) In Mr. Geller’s capacity as a co-founder and senior manager of SCGP, Mr. Geller shares indirect voting and dispositive power with respect to the 4,885,492 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Geller is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(5) In Mr. Fitchey’s capacity as senior manager of SCGP, Mr. Fitchey shares indirect voting and dispositive power with respect to the 4,885,492 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Fitchey is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Assuming exercise of the Warrant:

(b)(1) St. Cloud Partners has sole power to vote or to direct the vote and dispose or to direct the disposition of 4,885,492 shares of Common Stock.

(b)(2) SCGP, as the general partner of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,885,492 shares of Common Stock owned by St. Cloud Partners.

(b)(3) St. Cloud Capital, as a provider of management services to St. Cloud Partners and investment advice to SCGP, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,885,492 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

(b)(4) Mr. Geller, as a co-founder and senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,885,492 shares of Common Stock owned by St. Cloud Partners.

(b)(5) Mr. Fitchey, as senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,885,492 shares of Common Stock owned by St. Cloud Partners.

(c) None, to the knowledge of the Reporting Persons.

(d) None, to the knowledge of the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SECURITIES PURCHASE AGREEMENT

In connection with St. Cloud Partners’ agreement to enter into the Purchase Agreement, the Company paid St. Cloud Partners an acceptance fee in the amount of $25,000. In addition to the description of the Purchase Agreement set forth in Item 4 above, pursuant to the Purchase Agreement, the Company paid St. Cloud Partners a closing fee in the amount of $50,000 and reimbursed St. Cloud Partners for certain fees and expenses incurred by St. Cloud Partners in the amount of approximately $82,500.00. The Purchase Agreement contains customary representations and warranties and covenants. The Purchase Agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein.

INVESTORS’ RIGHTS AGREEMENT

In addition to the description of the Investors’ Rights Agreement set forth in Item 4 and Item 5 above, pursuant to the Investors’ Rights Agreement, the Company agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) prior to the February 24, 2004, a registration statement covering all of the shares of Common Stock issuable upon exercise of the Warrant. The Company agreed cause such registration statement to be declared effective by the SEC no later than the April 24, 2004. Further, if the Company registers for the resale of shares of Common Stock for the Company’s account or for the account of its other stockholders, the Company also may have to include shares held by St. Cloud Partners in such registration. St. Cloud Partners has an unlimited number of these “piggyback” registration rights. The Investors’ Rights Agreement also granted St. Cloud Partners certain preemptive rights to participate in future issuances of securities of the Company and certain co-sale rights with respect to certain sales by Executives. The Investors’ Rights Agreement is attached hereto as Exhibit 10.2 and incorporated by reference herein.

PLEDGE AND SECURITY AGREEMENT

In connection with the transaction described above, under the Pledge and Security Agreement (the “Pledge and Security Agreement”), dated as of November 24, 2003, by and among the Company, Prolong Sub and St. Cloud Partners, as security for the Company and Prolong Sub’s obligations under the Note and certain other Loan Documents, Prolong Sub granted St. Cloud Partners, individually and as agent for the benefit of the Purchasers, a security interest in the assets of the Company and Prolong Sub. The Pledge and Security Agreement provides the terms and conditions upon which St. Cloud Partners would be able to effect a sale of the collateral upon certain events of default under the Note. The Pledge and Security Agreement will terminate upon the satisfaction of all of the Company’s and Prolong Sub’s obligations under the Note and certain other Loan Documents. The Pledge and Security Agreement is attached hereto as Exhibit 10.3 and incorporated by reference herein.

GUARANTY

In connection with the transaction described above, the Company executed a Guaranty in favor of St. Cloud Partners, individually and as agent for the benefit of the Purchasers, pursuant to which the Company guaranteed the payment of Prolong Sub’s obligations under the Note and certain other Loan Documents. The Guaranty Agreement will terminate upon the satisfaction of all such obligations of Prolong Sub. The Guaranty is attached hereto as Exhibit 10.4 and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1	Securities Purchase Agreement, dated as of November 24, 2003, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership (“St. Cloud Partners”), Prolong International Corporation, a Nevada corporation (the “Company”), Prolong Super Lubricants, Inc., a Nevada corporation (“Prolong Sub”), Prolong International Holdings Ltd., a Cayman Islands company, Prolong International Ltd., a Cayman Islands company, Bedford Oak Capital, L.P., a Delaware limited liability partnership “Bedford I”), Bedford Oak Offshores, Ltd., a Cayman Islands company (“Bedford II”), and Aspen Ventures LLC, a New York limited liability company (“Aspen”).

Exhibit 10.2	Investors’ Rights Agreement, dated as of November 24, 2003, by and among St. Cloud Partners, the Company, Bedford I, Bedford II, Aspen and the individuals identified therein.

Exhibit 10.3	Pledge and Security Agreement, dated as of November 24, 2003, by and among St. Cloud Partners, the Company and Prolong Sub.

Exhibit 10.4	Parent Guaranty, dated as of November 24, 2003, executed by the Company in favor of St. Cloud Partners.

Exhibit 10.5	Secured Promissory Note, dated as of November 24, 2003, issued by Prolong Sub in favor of St. Cloud Partners.

Exhibit 10.6	Warrant, dated as of November 24, 2003, issued by the Company to St. Cloud Partners.

Exhibit 99	Joint Filing Agreement, dated as of November 24, 2003, by and among St. Cloud Partners, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2003	ST. CLOUD CAPITAL PARTNERS, LP

	By:	SCCP, LLC
	Its:	General Partner

	By:	/s/ Marshall S. Geller
Name: Marshall S. Geller
Title: Senior Managing Member

Dated: December 4, 2003	SCGP, LLC

	By:	/s/ Cary Fitchey
Name: Cary Fitchey
Title: Managing Member

Dated: December 4, 2003	ST. CLOUD CAPITAL, LLC

	By:	/s/ Cary Fitchey
Name: Cary Fitchey
Title: Managing Member

Dated: December 4, 2003	MARSHALL S. GELLER

	By:	/s/ Marshall S. Geller
Marshall S. Geller

Dated: December 4, 2003	CARY FITCHEY

	By:	/s/ Cary Fitchey
Cary Fitchey

S-1

EXHIBIT INDEX

Exhibit 10.1

Securities Purchase Agreement, dated as of November 24, 2003, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership (“St. Cloud Partners”), Prolong International Corporation, a Nevada corporation (the “Company”), Prolong Super Lubricants, Inc., a Nevada corporation (“Prolong Sub”), Prolong International Holdings Ltd., a Cayman Islands company, Prolong International Ltd., a Cayman Islands company, Bedford Oak Capital, L.P., a Delaware limited liability partnership “Bedford I”), Bedford Oak Offshores, Ltd., a Cayman Islands company (“Bedford II”), and Aspen Ventures LLC, a New York limited liability company (“Aspen”).

Exhibit 10.2	Investors’ Rights Agreement, dated as of November 24, 2003, by and among St. Cloud Partners, the Company, Bedford I, Bedford II, Aspen and the individuals identified therein.

Exhibit 10.3	Pledge and Security Agreement, dated as of November 24, 2003, by and among St. Cloud Partners, the Company and Prolong Sub.

Exhibit 10.4	Parent Guaranty, dated as of November 24, 2003, executed by the Company in favor of St. Cloud Partners.

Exhibit 10.5	Secured Promissory Note, dated as of November 24, 2003, issued by Prolong Sub in favor of St. Cloud Partners.

Exhibit 10.6	Warrant, dated as of November 24, 2003, issued by the Company to St. Cloud Partners.

Exhibit 99	Joint Filing Agreement, dated as of November 24, 2003, by and among St. Cloud Partners, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.